

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2015

W. Bryan Hill
Chief Financial Officer
Realpage, Inc.
4000 International Parkway
Carrollton, Texas 75007-1951

      Re: Realpage, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 2, 2015
             File No. 001-34846

Dear Mr. Hill:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Craig D. Wilson

                          Craig D. Wilson
                          Sr. Asst. Chief Accountant
                          Office of Information Technologies
                          and Services